UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-30514

ARC Resources Ltd.
(Exact name of registrant as specified in its charter)

1200, 308 4th Avenue S.W., Calgary, Alberta, Canada T2P 0H7 (403) 503-8600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.
Exchange Act Reporting History

A.	ARC Resources Ltd. (the "Company") succeeded to its reporting obligations under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), when on or about January 31, 2001, a predecessor company, ARC Energy Trust, acquired Startech Energy Inc. ("Startech"), which first incurred the duty to file reports under the Exchange Act on or about December 17, 1996, upon the filing by Startech with the SEC of a registration statement on Form F-8.

B.	The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2.
Recent United States Market Activity

The Company has not sold any securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.
Foreign Listing and Primary Trading Market

A.	The common shares of the Company (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX"), located in Canada, which constitutes the primary trading market for the Common Shares.

B.	The date of initial listing on the TSX of the Common Shares was January 6, 2011. The Company has maintained the listing of the Common Shares on the TSX for at least 12 months prior to the filing of this Form 15F.

C.	During the 12-month period beginning on May 1, 2016 and ended April 30, 2017, 99.6% of trading in the Common Shares occurred on the TSX.

Item 4.
Comparative Trading Volume Data

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is from May 1, 2016 to April 30, 2017.

B.	For the period described in Part A, the average daily trading volume of the Common Shares was approximately 6,685 in the United States and approximately 1,662,425 on a worldwide basis.

C.	For the period described in Part A, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume for the Common Shares on a worldwide basis was approximately 0.4%.

D.	The Company has not delisted the Common Shares from a national securities exchange or inter-dealer quotation system in the United States.

E.	The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding the Common Shares.

F.	The trading volume information in this Item was calculated from daily trading volume data provided by Bloomberg L.P.

Item 5.
Alternative Record Holder Information

Not applicable.

Item 6.
Debt Securities

Not applicable.

Item 7.
Notice Requirement

A.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and its corresponding reporting obligations under Section 13(a) of the Exchange Act on May 3, 2017.

B.	The Company disseminated the notice in the United States by means of a news release (the "News Release") published/transmitted via CNW Newswire Services on May 3, 2017. A copy of the News Release is attached as Exhibit 10.1 to this Form 15F.

Item 8.
Prior Form 15 Filers

Not applicable.

PART II

Item 9.
Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) in English on the “Investor” page of its website at www.arcresources.com, and through the System for Electronic Document Analysis and Retrieval (SEDAR) at its website at www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 10.1	News Release pursuant to Rule 12h-6(h), dated May 3, 2017.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ARC Resources Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, ARC Resources Ltd. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ARC Resources Ltd.
(Registrant)

Date: May 15, 2017
	By:	/s/ Bevin Wirzba
Name: Bevin Wirzba
Title: Senior Vice President, Business Development & Capital Markets